SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Medamicus, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584027106

(CUSIP Number)

October 23, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 584027106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BIOMEC Inc. I.R.S. Identification No: 34-1865201

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 46,667

	6.	Shared Voting Power 886,666

	7.	Sole Dispositive Power 46,667

	8.	Shared Dispositive Power 886,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BIOMEC Technologies Inc. (f/k/a BIOMEC Cardiovascular Inc.) I.R.S. Identification No.: 41-1836840

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 886,666

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 886,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Medamicus, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 15301 Highway 55 West, Plymouth, MN 55447

Item 2.
	(a)	Name of Person Filing BIOMEC Inc. (“BIOMEC”) and BIOMEC Technologies Inc. (f/k/a BIOMEC Cardiovascular Inc.) (“BTI”)
(b)

Address of Principal Business Office or, if none, Residence
The principal place of business for BIOMEC is 1771 East 30th Street, Cleveland, OH 44114.
The principal place of business for BTI is 1771 East 30th Street, Cleveland, OH 44114.

	(c)	Citizenship BIOMEC is an Ohio corporation. BTI is a Minnesota corporation.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 584027106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
BIOMEC owns of record 46,667 shares of Common Stock of the issuer and BTI owns of record 886,666 shares of Common Stock of the issuer.  BIOMEC and BTI, a wholly owned subsidiary of BIOMEC, acquired their shares of Common Stock of the issuer through a sale of substantially all the assets of BTI and certain assets of BIOMEC.  Pursuant to Rule 13d-5(b)(1), BIOMEC and BTI are deemed to have acquired beneficial ownership of all 933,333 shares of Common Stock issued to BIOMEC and BTI.

	(b)	Percent of class: 16.5%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote BIOMEC: 46,667 BTI: 0
(ii) Shared power to vote or to direct the vote BIOMEC: 886,666 BTI: 886,666
(iii) Sole power to dispose or to direct the disposition of BIOMEC: 46,667 BTI: 0
(iv) Shared power to dispose or to direct the disposition of BIOMEC: 886,666 BTI: 886,666
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
None.

Item 8.	Identification and Classification of Members of the Group
None.

Item 9.	Notice of Dissolution of Group
None.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2003

BIOMEC INC.
/s/ Trevor O. Jones
Signature

Trevor O. Jones, Chief Executive Officer
Name/Title

BIOMEC Technologies Inc.
/s/ Trevor O. Jones
Signature

Trevor O. Jones, Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)